Exhibit 99.1

XUNLEI ANNOUNCES UNAUDITED FINANCIAL RESULTS FOR THE SECOND QUARTER ENDED JUNE 30, 2017

- Cloud computing revenues increased by 107.8% on a year-over-year basis.

- Mobile advertising revenues increased by 41.6% on a year-over-year basis.

Shenzhen, China, August 16, 2017 (GLOBE NEWSWIRE) – Xunlei Limited (“Xunlei” or the “Company”) (Nasdaq: XNET), a leading cloud-based acceleration technology company in China, today announced its unaudited financial results for the second quarter ended June 30, 2017.

Mr. Lei Chen, Chief Executive Officer of Xunlei, commented: “We are pleased to deliver solid progress in the second quarter, particularly in cloud computing and mobile advertising. In addition, our receipt of a value added telecommunications services license additionally covering CDN services issued by the Ministry of Industry and Information Technology of the People's Republic of China is a further testimony of the potential viability of our technology and regulatory support. We are committed to continue our endeavor in cloud computing technology as a cornerstone strategy to grow our business.”

Second Quarter 2017 Financial Highlights

•	Total revenues were US$41.5 million, an 8.9% increase from the corresponding period of last year and up 4.9% from the previous quarter.

•	Online advertising revenues (revenues primarily from mobile advertising) were US$5.2 million, a 38.2% increase from the corresponding period of last year and a 38.2% increase from the previous quarter.

•	Other internet value-added services (“IVAS”) revenues were US$15.7 million, a 33.8% increase from the corresponding period of last year and a 4.7% increase from the previous quarter. IVAS consists of cloud computing and services other than subscription and advertising.

Second Quarter 2017 Results

Total Revenues

Total revenues were US$41.5 million, up 8.9% on a year-over-year basis and increase 4.9% sequentially. The increase in total revenues on a year-over-year basis was mainly attributable to the growths of cloud computing and mobile advertising.

Subscription: Revenues from subscriptions were US$20.6 million, down 8.8% on a year-over-year basis and down 1.1% sequentially. The decrease in subscription revenue was primarily attributable to decline in the number of subscribers. The number of subscribers1 was 4.09 million as of June 30, 2017, essentially flat from 4.08 million as of March 31, 2017 but down from 4.55 million as of June 30, 2016. The average revenue per subscriber for the second quarter was RMB34.4, down from RMB35.1 as of March 31, 2017, but up from RMB32.6 as of June 30, 2016.

1 The calculation is based on the number of users who can assess our premium acceleration services, including accounts temporarily suspended but excluding sub-accounts and accounts on a trial basis. In order to promote customer loyalty, we may elevate the VIP levels of our subscribers if they actively engage in our services, for example, frequently participating in reviewing and rating of our products. Once upgraded to certain higher VIP levels, our subscribers may be offered additional independent accounts, internally termed as sub-accounts. Such sub-accounts allow users to access to our premium acceleration services, at no additional charges. Average revenues per subscriber refer to subscription revenues for the quarter divided by the number of subscriber as of the quarter end.

Online advertising (including mobile advertising): Revenues from online advertising were US$5.2 million, up 38.2% both on a year-over-year basis and sequentially. Mobile advertising revenue increased 41.6% on a year-over-year basis.

IVAS: Revenues from IVAS (including revenues from cloud computing) were US$15.7 million, up 33.8% on a year-over-year basis and up 4.7% sequentially. Cloud computing revenues grew by 107.8% and 11.7% on a year-over-year basis and sequentially, respectively.

Cost of Revenues

Cost of revenues was US$24.2 million, representing 58.4% of total revenues.

Bandwidth costs: Bandwidth costs were US$18.8 million, representing 45.3% of total revenues, compared with 45.0% in the previous quarter.

Gross Profit and Gross Margin

Gross profit for the second quarter was US$17.1 million, up 5.5% sequentially. Gross margin was 41.1%, compared with 40.8% in the previous quarter.

Operating Expenses

Total operating expenses for the second quarter were US$28.3 million, representing 68.2% of total revenues, compared with 66.6% in the previous quarter.

Research and Development Expenses

Research and development expenses for the second quarter were US$15.4 million, representing 37.2% of total revenues, compared with 41.6% in the previous quarter.

Sales and Marketing Expenses

Sales and marketing expenses for the second quarter were US$4.6 million, representing 11.1% of total revenues, compared with 6.7% in the previous quarter.

General and Administrative Expenses

General and administrative expenses for the second quarter were US$8.3 million, representing 19.9% of total revenues, compared with 18.3% in the previous quarter.

Operating Loss

Operating loss was US$11.3 million, compared with operating loss of US$10.2 million in the previous quarter. The company continues to invest in a range of new technologies and services, including cloud computing, which is still loss-making.

Net Loss and Loss Per Share

Net loss from continuing operations was US$9.7 million in the second quarter of 2017, compared with US$6.7 million in the previous quarter. Non-GAAP net loss from continuing operations was US$7.5 million in the second quarter of 2017, compared with a loss of US$4.4 million in the previous quarter.

Diluted loss per ADS from continuing operations in the second quarter of 2017 was US$0.1460. Non-GAAP diluted loss from continuing operations per ADS in the second quarter of 2017 was US$0.1135.

Cash Balance

As of June 30, 2017, the Company had cash, cash equivalents and short-term investments of US$364.8 million, compared with US$381.5 million as of December 31, 2016. The decline in the aggregate balances of cash and cash equivalents and short-term investments was primarily due to operating loss during the period.

Guidance for Third Quarter 2017

For the third quarter 2017, Xunlei estimates total revenues to be between US$41 million to US$44 million, the midpoint of the range representing a year-over-year increase of 3.9%. This estimate represents management’s preliminary view as of the date of this release, which is subject to change and any change could be material.

Conference Call Details

Xunlei's management will host a conference call at 9:00 p.m. U.S. Eastern Time on August 16, 2017 (9:00 a.m. Beijing/Hong Kong Time on August 17, 2017), to discuss its quarterly results and recent business activities.

To participate in the conference call, please dial the following number five to ten minutes prior to the scheduled conference call time:

China:	400-120-0654

Hong Kong:	+ 852-3018-6776

United States:	+1-855-500-8701

International:	+65 6713-5440

Passcode:	64929664

The Company will also broadcast a live audio webcast of the conference call. The webcast will be available at http://ir.xunlei.com.

Following the earnings conference call, an archive of the call will be available by dialing:

China:	400-602-2065

Hong Kong:	800-963-117

United States:	+1-855-452-5696

International:	+61-2-9003-4211

Replay Passcode:	64929664

Replay End Date:	August 25, 2017

About Xunlei

Xunlei Limited ("Xunlei") is a leading cloud-based acceleration technology company in China. Xunlei operates a powerful internet platform in China based on cloud computing to provide users with quick and easy access to digital media content through its core products and services, Xunlei Accelerator and the cloud acceleration subscription services. Xunlei is increasingly extending into mobile devices in part through potentially pre-installed acceleration products in mobile phones. Benefitting from the large user base accumulated by Xunlei Accelerator, Xunlei has further developed various value-added services to meet a fuller spectrum of its users' digital media content access and consumption needs.

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as "will," "expects," "believes," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the management's quotations, the "Outlook" and "Guidance" sections in this press release, as well as the Company's strategic, operational and acquisition plans, contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Forward-looking statements involve inherent risks and uncertainties, including but not limited to: the Company's ability to continue to innovate and provide attractive products and services to retain and grow its user base; the Company's ability to keep up with technological developments and users' changing demands in the internet industry; the Company's ability to convert its users into subscribers of its premium services; the Company's ability to deal with existing and potential copyright infringement claims and other related claims; the Company’s ability to react to the governmental actions for its scrutiny of internet content in China and the Company's ability to compete effectively. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by the Company is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of the press release, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

About Non-GAAP Financial Measures

To supplement Xunlei's consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles ("GAAP"), Xunlei uses the following measures defined as non-GAAP financial measures by the United States Securities and Exchange Commission: (1) non-GAAP operating income/(loss), (2) non-GAAP net income/(loss) from continuing operations, (3) non-GAAP basic and diluted earnings per share for common shares attributable to continuing operations, and (4) non-GAAP basic and diluted earnings per ADS attributable to continuing operations. The presentation of the non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

Xunlei believes that these non-GAAP financial measures provide meaningful supplemental information to investors regarding the Company’s operating performance by excluding share-based compensation expenses, which is not expected to result in future cash payments. These non-GAAP financial measures also facilitate management's internal comparisons to Xunlei's historical performance and assist the Company’s financial and operational decision making. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude share-based compensation charge that has been and will continue to be for the foreseeable future a significant recurring expense in Xunlei’s results of operations. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying reconciliation tables at the end of this release include details on the reconciliations between GAAP financial measures that are most directly comparable to the non-GAAP financial measures the Company has presented.

XUNLEI LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts expressed in thousands of USD, except for share, per share (or ADS) data)

	June 30,	December 31,
	2017	2016
	US$	US$
Assets

Current assets:
Cash and cash equivalents	118,560	199,504
Short-term investments	246,287	181,960
Accounts receivable, net	23,336	14,536
Inventories	315	374
Deferred tax assets	-	1,221
Due from related parties	359	1,097
Prepayments and other current assets	13,401	13,593
Total current assets	402,258	412,285

Non-current assets:
Long-term investments	41,342	40,792
Deferred tax assets	5,126	3,272
Property and equipment, net	24,081	21,016
Intangible assets, net	10,605	10,746
Goodwill	20,989	20,497
Other long-term prepayments and receivables	926	1,187
Total assets	505,327	509,795

Liabilities
Current liabilities:
Accounts payable	43,625	33,376
Due to a related party	13	45
Deferred revenue and income, current portion	25,279	24,532
Income tax payable	4,095	2,321
Accrued liabilities and other payables	25,743	33,131
Total current liabilities	98,755	93,405

Non-current liabilities:
Deferred revenue and income	4,314	4,082
Deferred tax liability, non-current portion	-	635
Due to related parties, non-current portion	4,637	4,537
Other long-term payable	905	886
Total liabilities	108,611	103,545

Equity
Common shares (USD0.00025 par value, 1,000,000,000 shares authorized, 368,877,209 shares issued and 330,545,000 shares outstanding as at December 31, 2016; 368,877,209 issued and 332,076,650 shares outstanding as at June 30, 2017)	83	83
Additional paid-in-capital	457,485	453,347
Accumulated other comprehensive loss	(10,838)	(13,629)
Statutory reserves	5,132	5,132
Treasury shares (38,332,209 shares and 36,800,559 shares as at December 31, 2016 and June 30, 2017, respectively)	9	9
Accumulated deficits	(53,106)	(36,704)
Total Xunlei Limited's shareholders' equity	398,765	408,238
Non-controlling interests	(2,049)	(1,988)
Total liabilities and shareholders' equity	505,327	509,795

XUNLEI LIMITED

Unaudited Condensed Consolidated Statements of Income

(Amounts expressed in thousands of USD, except for share, per share (or ADS) data)

	Three months ended
	Jun 30,	Jun 30,	Mar 31,
	2017	2016	2017
	US$	US$	US$
Revenues, net of rebates and discounts	41,519	38,113	39,597
Business taxes and surcharges	(238)	(177)	(153)
Net revenues	41,281	37,936	39,444
Cost of revenues	(24,228)	(18,637)	(23,282)
Gross profit	17,053	19,299	16,162

Operating expenses
Research and development expenses	(15,425)	(13,117)	(16,485)
Sales and marketing expenses	(4,623)	(4,999)	(2,656)
General and administrative expenses	(8,262)	(5,969)	(7,248)
Total operating expenses	(28,310)	(24,085)	(26,389)

Operating loss	(11,257)	(4,786)	(10,227)
Interest income	485	547	624
Interest expense	(60)	(60)	(60)
Other income, net	1,648	1,659	3,331
Share of income/(loss) from equity investee	(140)	57	(93)
Loss from continuing operations before income taxes	(9,324)	(2,583)	(6,425)
Income tax expense	(351)	(1,459)	(290)
Net loss from continuing operations	(9,675)	(4,042)	(6,715)

Discontinued operations
Loss from discontinued operations before income taxes	-	(68)	-
Income tax benefit	-	10	-
Net loss from discontinued operations	-	(58)	-

Net loss	(9,675)	(4,100)	(6,715)
Less: net profit/(loss) attributable to non-controlling interest	7	(8)	5
Net loss attributable to common shareholders	(9,682)	(4,092)	(6,720)

	Three months ended
	Jun 30,	Jun 30,	Mar 31,
	2017	2016	2017
	US$	US$	US$
Loss per share for common shares, basic
Continuing operations	(0.0292)	(0.0120)	(0.0203)
Discontinued operations	-	(0.0002)	-
Total loss per share for common shares, basic	(0.0292)	(0.0122)	(0.0203)

Loss per share for common shares, diluted
Continuing operations	(0.0292)	(0.0120)	(0.0203)
Discontinued operations	-	(0.0002)	-
Total loss per share for common shares, diluted	(0.0292)	(0.0122)	(0.0203)

Loss per ADS, basic
Continuing operations	(0.1460)	(0.0600)	(0.1015)
Discontinued operations	-	(0.0010)	-
Total loss per ADS, basic	(0.1460)	(0.0610)	(0.1015)

Loss per ADS, diluted
Continuing operations	(0.1460)	(0.0600)	(0.1015)
Discontinued operations	-	(0.0010)	-
Total loss per ADS, diluted	(0.1460)	(0.0610)	(0.1015)

Weighted average number of common shares used in calculating continuing operations:
Basic	331,069,120	335,716,857	330,565,587
Diluted	331,069,120	335,716,857	330,565,587

Weighted average number of ADSs used in calculating continuing operations :
Basic	66,213,824	67,143,371	66,113,117
Diluted	66,213,824	67,143,371	66,113,117

XUNLEI LIMITED

Reconciliation of GAAP and Non-GAAP Results (Excluding discontinued operations)

(Amounts expressed in thousands of USD, except for share, per share (or ADS) data)

	Three months ended
	Jun 30,	Jun 30,	Mar 31,
	2017	2016	2017
	US$	US$	US$

GAAP operating loss	(11,257)	(4,786)	(10,227)
Share-based compensation expenses	2,172	2,033	2,325
Non-GAAP operating loss	(9,085)	(2,753)	(7,902)

GAAP net loss from continuing operations	(9,675)	(4,042)	(6,715)
Share-based compensation expenses	2,172	2,033	2,325
Non-GAAP net loss from continuing operations	(7,503)	(2,009)	(4,390)

GAAP loss per share for common shares attributable to continuing operations:
Basic	(0.0292)	(0.0120)	(0.0203)
Diluted	(0.0292)	(0.0120)	(0.0203)

GAAP loss per ADS attributable to continuing operations:
Basic	(0.1460)	(0.0600)	(0.1015)
Diluted	(0.1460)	(0.0600)	(0.1015)

Non-GAAP loss per share for common shares attributable to continuing operations:
Basic	(0.0227)	(0.0060)	(0.0133)
Diluted	(0.0227)	(0.0060)	(0.0133)

Non-GAAP loss per ADS attributable to continuing operations:
Basic	(0.1135)	(0.0300)	(0.0665)
Diluted	(0.1135)	(0.0300)	(0.0665)

Weighted average number of common shares used in calculating:
Basic	331,069,120	335,716,857	330,565,587
Diluted	330,069,120	335,716,857	330,565,587

Weighted average number of ADSs used in calculating:
Basic	66,213,824	67,143,371	66,113,117
Diluted	66,213,824	67,143,371	66,113,117

CONTACT: IR Contact:

Xunlei Limited

Email: ir@xunlei.com

Tel: +86 755 26035888-8893

Website: http://ir.xunlei.com